Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Place of Incorporation

Overland Storage (Europe) Ltd.	United Kingdom

Overland Storage SARL	France

Overland Storage GmbH	Germany